Exhibit 4.43

PERSONAL AND CONFIDENTIAL

Montreal, July 31, 2023

John Leasure

RE:     Amendment to your Employment Agreement

Dear John:

Further the decision of the board of directors of Theratechnologies Inc. (“Thera”) to harmonize the terms and conditions of all of the employment agreements of the executive officers related to a termination without a serious reason and a termination in the event of a change of control of Thera or other material transactions involving Thera, we hereby offer you to amend Sections 16.3 and 16.4 of your employment agreement dated January 6, 2023 (with an effective date of April 11, 2022) (the “Agreement”) as follows:

-	by deleting Section 16.3 of the Agreement in its entirety and by replacing it by Section 16.3 below:

“16.3. Upon termination of employment by Company for a reason other than “for a serious reason”, including as part of a reorganization to reduce staff for economic reasons, but excluding termination following a Change of Control (as defined below) in the circumstances set forth below, the Employee will receive an amount equal to the greater of:

i.	the reasonable period of time to provide the notice of termination under applicable law; and

ii.

if the Employee has less than 5 years of continuous service: 12 months of his annual base salary at the time of termination plus an amount equal to 100% of his target bonus for 12 months calculated on the basis of such annual base salary, but excluding the value of any benefits offered by Company and the value of any option grants or other stock-based incentive compensation; or

iii.

if the Employee has 5 years or more, but less than 10 years, of continuous service: 18 months of his annual base salary at the time of termination plus an amount equal to 100% of his target bonus for 18 months calculated on the basis of such annual base salary, but excluding the value of any benefits offered by Company and the value of any option grants or other stock-based incentive compensation; or

iv.

if the Employee has 10 or more years of continuous service: 24 months of his annual base salary at the time of termination plus an amount equal to 100% of his target bonus for 24 months calculated on the basis of such annual base salary, but excluding the value of any benefits offered by Company and the value of any option grants or other stock-based incentive compensation.

The Employee will also receive an amount corresponding to the value of his accrued and unpaid vacation up to the date of termination of his employment and the reimbursement of any expenses incurred in the performance of his duties but remaining unpaid at the date of termination of his employment.”

-	by deleting Section 16.4 of the Agreement in its entirety and by replacing it by Sections 16.4.1 and 16.4.2 below:

“16.4.1 In the event of the occurrence of:

(a)

a transaction (other than a transaction referred to in paragraph (b) below), regardless of its structure (an “Acquisition”), pursuant to which one or more persons acting jointly or in concert (within the meaning of National Instrument 62-104 Take-Over Bids and Issuer Bids, as in effect from time to time) acquire, directly or indirectly, beneficial ownership of or control over securities of Company representing 40% or more of the voting rights attached to all voting securities for the election of directors of Company then outstanding; or

(b)

the closing of an amalgamation, arrangement, compromise, consolidation, reorganization or other transaction or series of transactions of similar nature involving, directly or indirectly, Company (a “Combination”) which results in either: (i) the shareholders of Company immediately prior to such Combination no longer holding, directly or indirectly, after the Combination, more than 60% of the voting rights attached to all voting securities for the purposes of electing directors of the entity resulting from the Combination (or, if Company becomes a subsidiary, of the ultimate parent entity of such subsidiary); or (ii) the board of directors of the entity resulting from the Combination (or, if Company becomes a subsidiary, of its ultimate parent entity) is no longer comprised of a majority of the directors who sat on the board of directors of Company immediately prior to the Combination; or

(c)

a change in the composition of the board of directors of Company occurring, without the approval by a majority vote of the directors comprising the board of directors of Company prior to such change, during a shareholders’ meeting or pursuant to a resolution passed by the shareholders of Company, and which results in the board of directors of Company no longer being comprised of a majority of the directors of Company who sat as directors immediately prior to such meeting or resolution (other than a change resulting from the solicitation of proxies by the management of Company or related to the death, resignation or inability of one or more directors to act as such) (an “Insurrection”); or

(d)

the closing of the sale, exchange, lease, assignment, liquidation, grant of an exclusive license, or any other form of disposition of assets of Company, to a party that is not an affiliate of Company (within the meaning of the Business Corporations Act (Québec)), representing substantially all of the assets of Company (an “Asset Disposition”);

and that, within 24 months following the occurrence of an Acquisition, a Combination, an Insurrection or a Disposal of Assets (each of which, for the purposes hereof, represents a “Change of Control”), either: (a) the Employee’s employment is terminated without a serious reason; or (b) the Employee decides to terminate his employment on his own volition, the Employee will then receive on the date of termination of his employment an amount equal to the greater of:

i.	the reasonable period of time to provide the notice of termination under applicable law; and

ii.

if the Employee has less than 5 years of continuous service: 12 months of his annual base salary at the time of termination plus an amount equal to 100% of his target bonus for 12 months calculated on the basis of such annual base salary, but excluding the value of any benefits offered by Company and the value of any option grants or other stock-based incentive compensation; or

iii.

if the Employee has 5 years or more, but less than 10 years, of continuous service: 18 months of his annual base salary at the time of termination plus an amount equal to 100% of his target bonus for 18 months calculated on the basis of such annual base salary, but excluding the value of any benefits offered by Company and the value of any option grants or other stock-based incentive compensation; or

iv.

if the Employee has 10 or more years of continuous service: 24 months of his annual base salary at the time of termination plus an amount equal to 100% of his target bonus for 24 months calculated on the basis of such annual base salary, but excluding the value of any benefits offered by Company and the value of any option grants or other stock-based incentive compensation.

In all cases, the Employee will also receive an amount corresponding to the value of his accrued and unpaid vacation up to the date of termination of his employment and the reimbursement of any expenses incurred in the performance of his duties but remaining unpaid at the date of termination of his employment.

For the purposes of this Section, in order to determine on any given date the percentage of voting securities held by any person (including persons acting jointly or in concert with such person) relative to the number of issued and outstanding voting securities of Company, such person (including persons acting jointly or in concert with such person) shall be deemed to hold and own all of the voting securities of Company that such person (and persons acting jointly or in concert) may acquire within 60 days from such given date through the exercise, exchange, conversion of other securities or through other rights or obligations permitting or requiring such person (or persons acting jointly or in concert), whether or not on conditions, to acquire, through a single or series of linked transactions, voting securities of Company as if such exercise, exchange, conversion or other rights or obligations had been exercised. For the purpose of determining the number of issued and outstanding voting securities of Company under this Section at any given time, the number of issued and outstanding voting securities of Company shall be increased by the number of voting securities such person (including persons acting jointly or in concert with such person) may acquire within such 60-day period as contemplated in the preceding sentence.

Company will be deemed to have entered into an Asset Disposition if such Asset Disposition represents more than 75% of the value of its assets calculated as at the date of the last financial year preceding such Asset Disposition, or if the assets disposed of under such Asset Disposition represent more than 75% of the revenues generated by Company during the last financial year preceding such Asset Disposition.

16.4.2  In the event of a Change of Control, all securities and rights issued or granted to the Employee under long-term compensation plans, such as stock options, deferred share units, appreciation rights and other similar rights that vest over a defined period of time, whether or not based on the achievement of performance targets, will all automatically vest as if the vesting conditions and, if applicable, the achievement of performance targets, had been met.”

The proposed amendments will become effective upon the date of your execution of this letter.

Except with respect to the proposed amendments contained herein, all of the other terms and conditions of the Agreement will remain the same and unamended.

If you accept the proposed amendments to the Agreement, we ask you to countersign this letter below and to return an executed copy thereof to Jocelyn Lafond, our general counsel and corporate secretary, no later than on August 4, 2023. If we have not received this letter duly executed by August 4, 2023, we will deem that you have refused the present offer and such offer will become null and void.

Yours very truly,

THERATECHNOLOGIES INC.

/s/ Paul Lévesque

Paul Lévesque

President and Chief Executive Officer

I hereby acknowledge having read and understood the proposed amendments to my employment agreement and further acknowledge having been offered sufficient time to consult with a legal counsel of my choice to review such proposed amendments and to agree to those. I understand that my employment with Thera is not conditional upon the acceptance of these proposed amendments and to the execution of this letter.

Dated and signed in Montreal (Québec), on July 31, 2023.

 /s/ John Leasure

John Leasure